Exhibit 99.1

GFL ENVIRONMENTAL INC. ANNOUNCES CLOSING OF UPSIZED OFFERING OF US$750 MILLION SENIOR NOTES AND ADDRESSES SPRUCE POINT CAPITAL’S INACCURATE AND SELF-SERVING REPORT

VAUGHAN, ONTARIO (August 25, 2020) – GFL Environmental Inc. (NYSE: GFL, TSX: GFL) (“GFL” or the “Company”) today announced that it has closed its previously announced upsized offering of US$750 million senior notes. The net proceeds of the offering, together with cash on hand and the net proceeds from the recently announced private placement of US$600 million of perpetual convertible preferred shares, will be used for general corporate purposes, including acquisitions.

“This marks another milestone for GFL,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “The closing of the notes offering and the expansion of our U.S. footprint through the announced acquisitions of WCA Waste Corporation and the Waste Management, Inc. and Advanced Services Disposal, Inc. divestiture assets reflect our strong commitment to a dynamic growth strategy and the creation of long-term shareholder value. With the offering now complete, we anticipate closing the acquisition of the WM/ADS divestiture assets by late Q3/early Q4 2020 and the WCA acquisition before the end of Q4 2020.”

Mr. Dovigi continued “The notes offering also demonstrates that investors are aligned with our strategy, supportive of management and not easily swayed by the malicious innuendo and flawed analyses in Spruce Point Capital Management’s self-serving attack on the Company.”

Spruce Point Capital’s report and related public commentary are consistent with a “short and distort” strategy for the benefit of Spruce Point, which has disclosed that it and market cohorts stand to profit significantly in the event that GFL’s stock price declines, at the expense of GFL’s shareholders.

“The GFL board of directors stands 100% behind the Company’s management team, strategy and focus on long-term shareholder value in the face of Spruce Point’s misrepresentation of the Company’s public disclosures and their confusion about our industry and even basic accounting principles,” said Dino Chiesa, lead independent director of the board of GFL. “The Board, led by its independent directors and after discussions with the Company’s external auditors and consultation with its other advisors, reviewed the short seller’s allegations and found them deeply flawed and singularly meant to inflict damage to the Company's business, its leadership and its shareholders.”

Added Chiesa, “GFL’s financial disclosures are accurate in all material respects, appropriate and comply with all regulatory requirements. It should be noted that GFL, its operations and this team have been through several very thorough and extensive diligence processes by leading global private equity firms, pension funds and sovereign wealth funds over the course of almost 14 years, as well as being vetted by underwriters and investors throughout a robust IPO process. We are committed to acting in the best interest of all shareholders and defending the organization against such false and distorted attacks.”

Mr. Dovigi added, “We are not going to be distracted by this ridiculous headline seeking short seller and I am personally disgusted by the egregious, discriminatory and unfounded attacks against myself and our leadership team. After founding this Company in 2007 with $250,000 and four employees, to now growing the Company to nearly $4 billion of revenue, with over 13,000 employees, completing over 130 acquisitions and raising over $8 billion of equity and debt during that time period, our track record speaks for itself. Instead of focusing our energy on comments clearly made to manipulate our stock, we will remain focused on building our business and executing on our strategy. We will continue pursuing strategic and accretive growth opportunities as we build on our record of successfully integrating acquired companies and realizing synergies. Simply, we are committed to delivering on our mission to grow the Company, serve our customers safely and create shareholder value over the long-term as we have for all of our stakeholders over the last 14 years.”

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services through its platform of facilities throughout Canada and in 23 states in the United States. Across its organization, GFL has a workforce of more than 13,000 employees and provides its broad range of environmental services to more than 135,000 commercial and industrial customers and its solid waste collection services to more than 4 million households.

Forward-Looking Statements

This release includes certain "forward-looking statements", including statements related to our growth strategies and plans and the closing of the acquisitions of WCA and assets from Waste Management, Inc. and Advanced Disposal Services, Inc. In some cases, but not necessarily in all cases, forward-looking statements can be identified by the use of forward looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "estimates", "intends", "assumes", "anticipates" or "does not anticipate" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will" or "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking statements. Forward-looking statements are not historical facts, nor guarantees or assurances of future performance but instead represent management's current beliefs, expectations, estimates and projections regarding future events and operating performance.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by GFL as of the date of this release, are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. Important factors that could cause actual results to differ, possibly materially, from those indicated by the forward-looking statements include, but are not limited to, the "Risk Factors" section of the Company's final prospectus relating to its initial public offering dated March 2, 2020 and the Company's other periodic filings with the SEC and the securities commissions or similar regulatory authorities in Canada. These factors are not intended to represent a complete list of the factors that could affect GFL. However, such risk factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. You should not place undue reliance on forward-looking statements, which speak only as of the date of this release. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws.

Investor contact:

Patrick Dovigi

Founder and CEO

905-326-0101
pdovigi@gflenv.com

Media contact:

Dan Gagnier / Jeffrey Mathews

Gagnier Communications

646-569-5897